STATEMENT OF FINANCIAL CONDITION


TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2019
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44903 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS Derivatives LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip- 28th floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judith A. Ricciardi (212) 791-6650
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas- 38th Floor (Address) New York (City) NY (State) 10036-2603 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS Derivatives LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Sept. 7, 20 21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2019

# Contents

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of TFS Derivatives LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of TFS Derivatives LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*UHYLLP*

We have served as TFS Derivatives LLC's auditor since 2018.

New York, New York
February 28, 2020

# TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

## Statement of Financial Condition

### December 31, 2019

**Assets**

| | | |
|---|---|---|
| Cash | $ | 2,926,280 |
| Commissions receivable | | 4,151 |
| Prepaid expense | | 9,080 |
| Total assets | $ | 2,939,511 |

**Liabilities and Member's Capital**

Liabilities:

| | | |
|---|---|---|
| Accounts payable | $ | 3,183 |
| Due to Parent | | 2,934 |
| Total liabilities | | 6,117 |
| | | |
| Member's Capital | | 2,933,394 |
| Total liabilities and Member's Capital | $ | 2,939,511 |

*The accompanying notes are an integral part of the statement of financial condition.*

## 1. Organization and Description of Business

TFS Derivatives LLC (the "Company or TFSD"), is a Delaware limited liability corporation and a wholly-owned subsidiary of Tradition America Holdings, Inc. (the "Parent or TAH"), which, in turn, is a wholly-owned subsidiary of Tradition Service Holding S.A. ("TSH"), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition ("CFT"), a company also organized in Switzerland.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

## 2. Significant Accounting Policies

### Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies.

### Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

### Fair Value

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

## 2. Significant Accounting Policies (continued)

### Fair Value (continued)

hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. At December 31, 2019 the Company did not have any assets or liabilities requiring fair value measurement under ASC 820.

### Income Taxes

The Company is a single-member LLC and treated as a disregarded entity for federal and state income tax purposes. As such, the Company does not pay any U.S. federal, state or local income taxes. However, in accordance with ASC 220-10-S99-3 the Company has calculated and recorded its income taxes on a standalone basis. As such, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

### Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. At December 31, 2019 no conditions existed that would raise substantial doubt about the Company's ability to continue as a going concern.

## 2. Significant Accounting Policies (continued)

### New Accounting Pronouncements

ASU No. 2016-13, *Financial Instruments- Credit Losses,* applies to any entity with short-term financial instruments. The guidance in Topic 326-20 replaces the current incurred loss model with an expected loss model, requiring consideration of a broader range of information to estimate expected credit losses over the lifetime of the asset.

The changes in Topic 326-20 are effective for the Company for annual reporting periods beginning after December 15, 2022. The Company has elected to early adopt this effective January 1, 2020. The Company has assessed the adoption of ASU 2016-13 and does not expect it to have a material impact on the statement of financial condition.

## 3. Related-Party Transactions

The Parent pays substantially all direct costs of the Company and allocates expenses based on estimates or actual costs incurred. Included in due to Parent on the statement of financial condition is $2,934 in connection with this arrangement. The amounts due are non-interest bearing and due on demand.

For the year ended December 31, 2019, the Company did not have any subordinated debt.

## 4. Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and is included in the consolidated federal and combined state and local income tax returns filed by the Parent. As noted above, the Company records income taxes for financial reporting purposes on a separate company basis.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company does not have any deferred tax assets or liabilities on its books as of December 31, 2019.

The Company is required to make an evaluation of its tax positions taken or expected to be taken to determine whether tax positions are more-likely-than-not of being sustained by the applicable tax authority.

**4. Income Taxes (continued)**

Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any reserves as a component of income tax expense. As of and during the year ended December 31, 2019, the Company did not have any liabilities, interest or penalties related to uncertain tax positions.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2019, its parent's tax returns are subject to examination by tax authorities for 2016 through 2018 respectively. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

**5. Regulatory Requirements**

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Regulation 1.17 ("Regulation 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company is subject to a minimum net capital requirement of $45,000 under Regulation 1.17.

At December 31, 2019, the Company had net capital of $2,920,163 which was $2,875,163 in excess of its required net capital of $45,000 under Regulation 1.17. The Company's percentage of aggregate indebtedness to net capital was approximately 0% at December 31, 2019.

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

**6. Concentration of Credit Risk**

At December 31, 2019, the Company's cash was held at one major financial institution. The aggregate balance of all accounts held by the financial institution is insured up to $250,000 by the Federal Deposit Insurance Corporation, making approximately $2,676,000 uninsured.

Notes to Statement of Financial Condition (continued)

**7. Subsequent Events**

The Company has evaluated subsequent events through the date these statement of financial condition were available to be issued and has noted no significant events since the date of the statement of financial condition.